



AI-Powered credit card
with financial tools
and Lifestyle rewards that resonate with your passions…
Morning Izzy,
Available Balance
USD 12550.50
Goals
Your Heartbeats Balance
8,712
You earned this month: 2,123
Gifts
$ 20.12
Random Savings
$ 20.12
See all
500
Google for Startups
Y Startup School





INVEST IN **PURAVIDA INC.**

This AI-powered Credit Card helps you live large... Unlock music festivals, travel and more...

joinpuravida.com Los Angeles, California



Technology | Fintech & Finance | B2C | AI | Events & Festivals

Highlights

1. We are on a mission to spread happiness in the world through music... and financial services

2. Solid traction 150,000+ installs and 20% week-over-week growth*

3 +1 Million User Target in 5 Years and $1.2 Billion Revenue Ambition by Year 5

4 $100 Revenue per User/Month: $50 subscription | $30 network spending | $20 loyalty program

5 Signed with Mastercard a multi-million dollar deal to build the coolest lifestyle payment card*

6 Launching in Ibiza the capital party city of the world for Initial Traction then spreading globally

7 Highly experienced team in fintech and music festivals - combined 3 exits | Music Events +1M people

8 Super achievers on our Advisory Board with more than $1 Billion+ in Collective Exits

Featured Investors

 **Ronaldo Mouchawar** in

Invested $138,411 ⓘ

Follow

Syndicate Lead
Ronaldo is the godfather of entrepreneurship in the GCC. He sold his startup Souq.com to Amazon.com for $850M in 2017 and became the CEO of Amazon.ae - Amazon's highest growing region with more than 100% Quarter growth

"I myself am a startup founder who built and scaled Souq.com, which was acquired Amazon in 2017.

My journey has taught me what it takes to bring big visions to life and the challenges of scaling companies from the ground up.

I met Danny Abla, the founder of PuraVida, 4 years ago. Our mutual love for music brought us together, but it's Danny's resilience, eagerness to always learn, and his ability to turn challenges into opportunities that sold me on PuraVida's amazing opportunity.

Danny is not just building a product; he's on a mission to spread happiness in the world by crafting experiences that aligns financial well-being with personal passions and I honestly see in PuraVida the seeds to be a transformative disruptive play."



Other investors include <u>500 Global</u> Notable , <u>Farah Foustok</u>, <u>Henri Asseily</u> & 39 more

Our Team



Danny Abla Founder - CEO (5x burner)

A fintech expert & a serial entrepreneur with 2 exits under his belt - PinPay; the Venmo before Venmo and SHOOP an NYC startup that provides tools for local shops to compete with eCommerce. He also launched Uber in KSA as a 3rd-party service provider



Philip Pulitano Cofounder - Head of Music Festivals & Partnerships

Phil is a pioneer of the music festival industry. He is the co-founder of the BPM Festival; an annual world-class electronic music festival that hosts more than 70,000 people and takes place in CostaRica the land of PuraVida (formerly Playa Del Carmen)



Khalil Shadid Cofounder - Head Bus Dev & Sales (2x burner)

Khalil is the founder of Reserveout.com, a restaurant booking app servicing more than 50,000 outlets. Before starting Reserveout; Khalil was a system engineer at Cisco, leading a team of 20 members in charge of $200M+ in sales



Nadia Safa Head of Product Delivery

Nadia is the heart and soul of PuraVida. She moved from Bankiom where she was instrumental in bringing our platform to life



Batoul Faraj Senior Event Manager (3x burner)

Batoul is an event management specialist. She has managed more than 25 events hosting 1 million visitors



Eli Touma Head of Monetization & Loyalty Programs

Eli has designed and managed multiple loyalty programs with more than 2 million users and a variety of rewards ranging from cash backs to miles



Dawar Khan Head of System Integration

Dawar has also moved from Bankiom to PuraVida. He is a digital security expert and was behind all the intricate integrations at Bankiom. He has developed multiple platforms in payment, eCommerce and banking

An AI-powered credit card with financial tools and lifestyle rewards that resonate with your passion!



"With PuraVida we wanted to build more than a digital bank or just another credit card ... but rather a subscription to the good life!"

Driven by our AI technology and our deep understanding of what truly matters to you, PuraVida wants to pave the way for **your financial freedom — while enabling you to live your best life.**

PURAVIDA IS CREATING THE CREDIT CARD FOR THAT MOMENT IN YOUR LIFE WHEN YOU WANNA

Live life to the MAX!

PuraVida is a pivot of a digital bank we started called Bankiom.

Our Journey
from bankiom **to PuraVida!!!**

The story of Bankiom.

Our roots are in Bankiom, a digital bank that made waves with its swift, hassle-free banking solutions.

We raised **$1.9M and built a full-on banking platform** with card issuance capabilities, iOS and Android apps and **AI-powered financial tools.**

Our Traction at Bankiom



raised $1.9M
+400,000 users
on our waitlist by demo day
April 2021
Joined the 500 startup accelerator
March 2021
A digital bank for millennials & genzs
COSTA RICA TRIP
Got introduced to the PuraVida concept
Launched Bankiom in 5 countries
April 2021
Joined the Google for startups
1,500 users/day
1,200 users/day
1,000 users/day
800 users/day
500 users/day
300 users/day
Signed with MASTERCARD a $4.5M deal
500 ACCELERATOR
DEVELOPMENT PHASE
BANKING PLATFORM + iOS/ANDROID APP + BACK END
BUILT A FULL-ON BANKING PLATFORM
150,000 USERS
March 2021
June 2021
January 2022
June 2023

Built a full-on banking platform - Acquired 150,000 users - Raised $1.9M

> *Bankiom went through 3 accelerator programs — 500 Global, Google for Startups, and YC Startup School.*

Traction/User Engagement:

- **400,000 users** on our waitlist by demo day
- **150,000 users** installed our app and activated their accounts
- **30,000 users** were verified and issued cards
- **Weekly Growth:** 20% week-on-week

- Weekly Growth: 20% week on week
- **Strategic Partnerships:** Signed with Mastercard a strategic partnership

We also signed a multi-million dollar deal with Mastercard.


Newsroom
Perspectives
Research & Reports
Media Library
Our Executives
Language & Region
Mastercard partners with Bankiom to issue virtual prepaid cards across GCC region
JUNE 15, 2023 | DUBAI, UNITED ARAB EMIRATES

*These statements pertain to Bankiom - PuraVida will be buying Bankiom within the coming 3 months for a representative $1

Despite our early success, **we encountered 2 crucial challenges:**

1. **The need for a sustainable revenue model with better unit economics**
2. **Pesky regulatory requirements that were delaying our growth**

It became clear to us that moving forward, we need to drastically improve our unit economics and design a licensing free model... and the best way to do that is talking to your customers to understand better their pain points.

Addressing the real problem.

Today's banks and credit cards miss the mark for Millennials and Gen Z, creating financial stress instead of support. Their rewards are often complex and disconnected from what younger consumers truly value.

While talking to our customers **we identified 2 main pain points:**

1. **Most of our customers have high anxiety about their finances**

2. **The overwhelming majority are disappointed with their card benefits**

1. A Generation in Distress.

68%

of Millennials & Genzs are struggling with **high anxiety** and **depression** and the majority **link their unhappiness to money**

A tone-deaf banking system, combined with the constant comparison of the **outrageous lifestyles on social media,** has left the majority trapped in a cycle of **financial anxiety and unhappiness.**

2. Card's Benefits are outdated, impersonal and overwhelming…

- Their rewards catalogs are **overwhelming**

- Their points are **hard to redeem**

- The customer **experience is inconsistent**

MOST ACCUMULATED POINTS EXPIRE WITH NO EASY REDEMPTION SCHEMES

In fact, and after speaking with our users, they were only able to identify the **miles and cashbacks** reward programs.... And the majority feel that even **those programs are not that valuable for them.**


200M
AMERICANS & EUROPEANS
Are frustrated from their banks and don't see any value from their reward programs


58%
MILLENNIALS & GENZS
Feel broke before the end of the month even though they are making good money


64%
INSTAGRAM USERS AGED 18 TO 45
Are envious of their friends and wonder how can they afford such lifestyles

Now imagine a credit card that fixes your finances and rewards you with experiences you love ❤️

Enter PuraVida!!

An AI-powered credit card with amazing lifestyle rewards that resonate around your passions!


Morning Izzy,
USD 12550.50
with
financial
tools



AI-Powered
credit card
PURAVIDA
Goals
Your Heartbeats Balance
8,712
You earned this month: 2,123
Gifts
$ 20.12
Random Savings
$ 20.12
See all
and
Lifestyle rewards
that resonate with your passions…
soccer
formula 1
the nfl
the nba
wellness
culinary















WE USE AI TO HELP YOU:

- **Organize your finances:** Though our AI-driven personal finance tools that will organize your finances so you don't have to worry about making ends meet.
- **Save & make money:** We provide you with discounts that you can invest so that you start saving money and building some passive income revenue streams.
- **Subscribe to your passion:** Last but not least, we give you access to amazing curated experiences that revolve around your passions.

…and we're starting with
music festivals

Your **PuraVida** card will allow you to:







Organize
your finances

Save
& make money

Subscribe
to your passion


AI-based
personal finance
manager


Discounts
that can be
invested


Access
music festivals on a
subscription basis

...think of it as a subscription to the Goodlife!

The origins of PuraVida...

Our AHA moment happened during our trip to **Costa Rica** where we got introduced to the **Pura Vida way of life!**


Video unavailable
Watch on YouTube


In our pursuit of happiness at PuraVida; we discovered a simple yet potent formula for happiness:

SIMPLE FORMULA FOR HAPPINESS:

HAPPINESS = THE LACK OF UNHAPPINESS + FOLLOWING YOUR PASSION

Eliminate UN-happiness & Follow Your Passions...

Our approach is two-fold:

1. **Eliminating UNhappiness:** To be happy, first you need to eliminate all sources of unhappiness and anxiety. Through our AI-powered financial tools; **PuraVida works on organizing your money and optimizing your finances** to eliminate a major source of unhappiness and anxiety
2. **Following your PASSION:** Once we organize your finances and switch you to wealth mode, you will have the mental space to follow your passion. PuraVida has designed a loyalty program that allows **you to subscribe to your passion and access those real-life unforgettable experiences.**

Our mission became to spread PuraVida in the world though passion... and financials services!

…and this is how



PuraVida was born!

Your Passion, Our Priority.

PuraVida makes it easy for **anyone with a Mastercard to earn rewards they actually want** rather than the standard hard-to-redeem hard-to-use reward points that current banks are offering on their cards.

Earn rewards towards something you love rather than vanilla points

Imagine earning rewards tailored to your true passions. With PuraVida, that's what we do. You tell us what you love, what you are passionate about and we'll customize a reward program just for you... **with amazing experiences that you love**

> *PuraVida is a credit card that rewards you for doing what you love* ❤️

Our initial focus? Music festivals.

With your PuraVida membership, you can **access all the music events, and get your name on the guestlist of nightclubs for free...** and while using your PuraVida Mastercard for everyday spending **you earn "heartbeats"** ❤️— our points system — **that you can redeem for experiences you love**

> *From backstage passes, to flights and accommodation: each grocery bill and dinner out brings you a step closer to the festivals on your list.*

Our unique card will provide access to:



📋 Guest lists

🎵 Music events

🔔 Concierge services

❤️ Lifestyle managers

📍 Amazing after-parties

on subscription basis

Gone are the days of unreachable bank rewards - Our heartbeats ❤️ - are designed to be straightforward, easily redeemable, and relevant to you and what you love. In just a few months, you can redeem your heartbeats, and cross off that first festival off your bucket list.

Adding more passion verticals...

Once we own the music festival vertical... we plan to expand to other verticals like Football, Soccer, F1, Travel, Food Experiences etc...













| soccer | formula 1 | the nfl | the nba | wellness | culinary |

Subscription based lifestyle platform

Think of Netflix
For life experiences.

-Monthly subscription to access amazing events
-Passion based perks & points

PURA VIDA

DESIGNED FOR THE PASSION ECONOMY
PICK YOUR PASSION

NETFLIX for real-life memorable experiences

PuraVida provides tools for banks to become in sync with the needs of their customers.

In its final form, PuraVida's goal is to become a **fintech happiness platform** empowering banks to issue their own PuraVida cards with relevant loyalty perks & benefits that revolve around their customers' passions...



PURA VIDA... building the digital bank for those who are see...
Copy link
PURAVIDA
SUBSCRIBE TO THE
GOOD LIFE!
Watch on YouTube

500 Google for Startups Y Startup School

"At PuraVida we believe that the banks of the future should be more

"At PuraVida we believe that the banks of the future should be more human and should leverage it's clout and it's economies of scale to unlock those memorable experiences that money can't buy"

Our Target Market

H. E. N. R. Y. s

High Earners Not Rich Yet

> *At the heart of PuraVida's mission are the HENRYs - High Earners Not Rich Yet.*



This group, primarily composed of Millennials and Gen Zers, **aspires to experience life to its fullest. They seek more than just financial success; they crave vibrant experiences, adventure, and the joy of living in the moment.**

- the Creators
- the Music lovers
- the Innovators
- the Travel enthusiasts

the backbone of every healthy economy

Catering to this dynamic demographic, PuraVida offers not just banking solutions but a lifestyle enhancement, promising a blend of financial flexibility and access to exclusive experiences.

Massive opportunity.

> ***Our goal is to get 1 million users in 5 years***


1 million users by 2029
TOP DOWN
400M
POPULATION OF TOP 100 URBAN CITIES
OF PEOPLE
Total Addressable Market (TOM)
180 Million
AGED BETWEEN 25 AND 45
OF POTENTIAL MEMBERS
Serviceable Addressable Market (SAM)
1 million members
PURAVIDA MEMBERS
Serviceable Obtainable Market (SOM)
BOTTOM UP

BOTTOM UP	Year 1 - PILOT	Year 2 - 6 new cities	Year 3 - 20 cities	Year 4 - 50 cities	Year 5 - 80 cities
TERRITORIES	• IBIZA	• MIAMI • LONDON • NEW YORK • AMSTERDAM • DUBAI • BERLIN	• NORTH AMERICA • REST OF EUROPE	• LATIN AMERICA	• REST OF THE WORLD
AVERAGE # OF MEMBERS PER MONTH	750	3,500	11,000	27,500	44,000
# of USERS END-OF-PERIOD (EOP)	9,000	51,000	180,000	600,000	1,000,000

**Forward-looking projections are not guaranteed.*

Our business model and revenue:

PuraVida makes money from 3 main revenue streams

> *We generate $100 per user per month:*





- **Subscription fee:** We charge a **subscription $50 per month** as a base subscription fee. This fee can be paid on a monthly basis by the user or it can be incorporated into the credit card fees through the annual fee.

- **Spending on our network:** We forecast that our users will spend on average an additional **$30 per month** on top of their base package.

- **Loyalty program - Heartbeats:** $1 spent converts to 1 Heartbeat. We charge our partnering banks 1 cents for every heartbeat earned. With an average monthly spend of $2,000, PuraVida should be generating **around $20 per user per month** from our Heartbeat loyalty program.

*Forward-looking statements are not guaranteed.

Our Path to a Billion-Dollar in Revenues.

Our projections are ambitious yet grounded in the value proposition we offer: by the fifth year, we aim to surpass $1 billion in revenue.

PuraVida expected revenues by end of 2029


1 million customers
MARKET SHARE
IN 5 YEARS
x
12x
MONTHS
MONTHLY
$50 SUBSCRIPTION FEE
$30 SPENDING
$20 LOYALTY PROGRAM
$1,200
REVENUE PER USER
WEIGHED AVERAGE/YEAR
$1.2 Billion
PROJECTED REVENUES
BY END OF YEAR 5

**Forward-looking projections are not guaranteed.*

How does it work?

It starts with an invite...


2m ago
PuraVida invite
Congratulations! You've been selected…

Once you download the PuraVida app...you embark on a personalized journey where you will:

- Create your **PuraVida Name**

- Create your **PuraVida Avatar**
- Tell us **more about you**, what you love, what you are passionate about, the events you've been to, the ones you dream of going to...
- Commit to our **pledge of bringing the best version of yourself** to PuraVida
- **Boom you are good to go!**


PuraVida Onboarding
Copy link
Imagine there was a Card that gave you....
Next
PuraVida Reyna!
Let's make you a cool avatar
Create Avatar
Lets link your Mastercard
TO ACTIVATE YOU PURAVIDA ACCOUNT
ACTIVATE YOUR ACCOUNT
Add New Card
Connect your Mastercard
Watch on YouTube

Welcome to PuraVida!!!

Activate PuraVida with your Mastercard...

To activate your PURAVIDA account all you need to do is link any of your Mastercard credit cards.


Puravida will be activated
by connecting an eligible
Mastercard credit card
PURAVIDA
Lets link your Mastercard
TO ACTIVATE YOU PURAVIDA ACCOUNT
ACTIVATE YOUR ACCOUNT

Activate your PuraVida membership with any Mastercard

> ***If you don't have a Mastercard, PURAVIDA will issue you one through our partnering bank:***


PURAVIDA

PuraVida is built on the backbone of Mastercard's World Elite and will provide all World Elite privileges on top of ours


PuraVida
now



your PuraVida account!

Eliminating UN-happiness.

Once activated, you have 3 simple steps to get going and let our algorithm switch you to Wealth mode:





Step 1:
Connect All your Banks
PuraVida
now
Now connect your bank accounts to get your finances organized...
You connect all your bank accounts through our OPEN APIs
CreditCard 3
Bank 3
CreditCard 2
Bank 1
OPEN APIs
Bank 2
Loan 2
CreditCard 1
Loan1

Connect your banks though our open banking APIs that cover 90% of all financial institutions in the US, Europe and Asia.

We use AI to make sense of all your finances by providing you **actionable insights** on on how to:

1. Organize your money
2. Save money
3. Make money while you sleep

Step 2:
Get Actionable Insights

We are powered by OpenAI and have integrated ChatGPT in our app to look into all your connected banks and provide you with **actionable insights on how to:**

- Organize your money
- Save money
- Make money



YOUR YEARLY INCOME:
$96,000
22%
ON GROCERIES
AVERAGE USER WITH YOUR PROFILE SPENDS 15%
You would have saved
$6,720
15%
SHOPPING
AVERAGE USER WITH YOUR PROFILE SPENDS 11%
WITH PURAVIDA
You would have saved
$3,840
35%
ON FUN STUFF
AVERAGE USER WITH YOUR PROFILE SPENDS 25%
WITH PURAVIDA
You would have saved
$9,600

Step 3:
Save & Make Money by switching to WealthMode!



Activate Wealth Mode



PuraVida
now
You have paid $185.00 at Nobu and received an automatic 15% discounts amounting to $27.75
Would you like to invest your discount?
YES
NO
Amount will be credited to: YOUR PORTFOLIO
Amount will be credited to: YOUR PURAVIDA CARD



Save money
by accessing our discounts
Make money
by investing those saving in the market
$12,000
YOUR TOTAL SAVINGS
12.5%
OF YOUR INCOME
$12,000

Switch to WealthMode with PuraVida by investing your discounts

PuraVida pays for itself... and some more

Follow your passion...

Once that is done, **we unlock for you a whole new world of benefits**

and perks related to your passion...

...and we're starting with
music festivals



The PuraVida Benefits:

PuraVida is built on top of the **Mastercard World Elite card**. Our members will receive all the world elite perks on top of our PuraVida benefits.

What you get with PuraVida:

- **2 backstage upgrades** per year to any music festival you want

- **Free access** to our all PuraVida weekly pop-up events (+50 pop-ups per year - Parties in secret location, Sunrise after parties...)

- **Free access** to our yearly flagship events (2-day music festivals)

- **Free consumption** in all PuraVida events

- **Discounts for up to 25% on:** Selected fine-dining outlets / hotels / airlines

- **Your name will be on the guest list** of all your local nightclubs in your city

- **A 24/7 dedicated lifestyle manager** that will make sure you get the best service in town

Users pay **a monthly subscription to access these unique experiences** that take place across the planet and will accumulate heartbeats to redeem towards those experiences.

A Strategy for Growth: From Ibiza to the World!

We are launching PuraVida this Summer in Ibiza; the party capital of the world... then expanding to all the party cities in the world!

> ***PHASE 1: LAUNCH IN IBIZA***

24h/7 After-parties in private villas all over Ibiza



Partnering with Ibiza night clubs to become their designated after-party destination

Ibiza and Beyond: Charting PuraVida's Expansion

Phase I starts with 24/7 after-parties in private villas in Ibiza, our vision extends globally, aiming to penetrate every major party city worldwide.





Launch in Ibiza then spreading PuraVida in all major cities

Our expansion plan has a phased out approach designed to amplify our brand presence and strategically aligns with our understanding of the target market's yearning to experience those unforgettable moments.

Year 1 - PILOT	Year 2	Year 3	Year 4	Year 5
1 City	**6** Cities	**20** Cities	**50** Cities	**80** Cities
• IBIZA	• MIAMI • LONDON • NEW YORK • AMSTERDAM • DUBAI • BERLIN	• NORTH AMERICA • REST OF EUROPE	• LATIN AMERICA	• REST OF THE WORLD

PuraVida's expansion plan

Our Expansion Playbook

Our expansion strategy draws inspiration from Uber's successful playbook, a model our founder is intimately familiar with from launching Uber in KSA.

This strategy involves a three-step approach:

BUILD SUPPLY | LOCALIZE | DUPLICATE & REPEAT

Step 1
BUILD SUPPLY SIDE
Partner with at least 1 bank
to issue our credit cards in that territory



Step 2
LOCALIZE OUR SERVICE

Build the PuraVida Local Ecosystem
- Partner with the local nightlife
- Organize weekly events
- Launch PuraVida yearly Flagship Music Festival

Partner with Complimentary Verticals in the Local Scene

Restaurants, art scene, hotels, airlines, sports teams etc... to amplify our PuraVida perks and power our AI-financial tools with discounts

Add Relevant Verticals
Once we own the music vertical in that city we start adding other verticals prioritizing them according to their relevance to that city

eg: when we go to Madrid we will prioritize soccer and partnering with Real Madrid or when we launch in Miami we will prioritize partnering with the Miami Heat or the Miami Dolphins




UEFA Champions League

soccer


FORMULA 1

formula 1



the nfl



the nba



wellness

culinary

Step 3
DUPLICATE & REPEAT

Launch Units

These are SWAT teams that come in and launch in any specific territory then move on to the next



Create A Launch Playbook

Once we launch in a specific city, we document the learnings in our launch Playbook... the wins, the failures, what to do, what not to do, what works, what doesn't...



Repeat

by duplicating the PuraVida model in every city we go to...



Introducing Our Board of Advisors: The Architects of our Success.

We have **rockstars as advisors** whose collective expertise has paved the way for **over $1 billion in successful exits:**

With over $1 Billion dollars in collective exits

500 Global growth mentor



Tash Jefferies

Tash was our growth mentor at 500 Startups. She is a growth expert with global experience helping startups to create, launch, and expand

Amazon.AE - CEO



Ronaldo Mouchahwar

Ronaldo is the godfather of entrepreneurs in the GCC. He sold his startup Souq.com to Amazon.com for **$850M in 2017.**

Shopzilla Founding Partner



Henri Asseily

Henri is a tech entrepreneur, co-founder of Bizrate, which he sold for **$525 million**. He was also the managing partner of Leap a $120M VC fund.

their online presence.



Notable Achievements

500 Global growth mentor	
300 startups advised	
400K users	helped us in getting on the our waitlist

Currently he is the VP of Amazon MENA and leading Amazon highest growing region with more than 100% Quarter growth



Notable Achievements

CashU / souq.com	founder
$850 Million exit	to Amazon
amazon.com	VP MENA

His passion for technology and unwavering determination make him a key figure in the global tech landscape… and a great asset to PuraVida



Notable Achievements

Bizrate / Shopzilla	co-founder
$525 Million exit	with Shopzilla

Our advisory board has more that $1 Billion in collective exits

Meet the founders



Danny Abla

Founder
Chief Executive Officer
A hustler, a fintech expert, a part-time DJ, and a 5x burner

Danny is a serial entrepreneur with 2 exits under his belt:
- **PinPay;** the Venmo before Venmo
- **Shoop;** an NYC startup that provides tools for local shops to compete with eCommerce.
- He also launched **Uber** in KSA as a 3rd-party service provider

Danny is also the founder of Bankiom the digital bank that PuraVida is pivoting from

Hustler, fintech expert, part-time DJ, and a 5x burner

Philip Pulitano

Co-founder
Head of Music Festivals & Partnerships
The OG of music festivals

Phil is a pioneer of the music festival industry with more than 20 years experience in the field.

He co-founder **the BPM Festival**; an annual world-class electronic music festival that hosts more than **70,000 people** and takes place in CostaRica the land of PuraVida (formerly Playa Del Carmen, Mexico).

Phil has made more than a million people dance, and with PuraVida we gonna make 1 more million people dance their heart out



The OG of music festivals



Khalil Chadid

Co-founder
Head of Business Development
Serial entrepreneur, super positive energy and 2x burner

Khalil is the founder of **Reserveout.com**, a restaurant booking app servicing more **than 50,000 restaurants.**
Before starting Reserveout; Khalil was a system engineer at **Cisco**, leading a team of 20 members in charge of $200M+ in sales

Khalil is PuraVida, his energy and his vibe is what we want everyone at PuraVida to experience

Serial entrepreneur, super positive energy and 2x burner

OUR COMPETITIVE
ADVANTAGE

WHY US?

WE ARE EXPERTS IN OUR FIELD

- OUR **RUNNING PLATFORMS** ARE PROCESSING MORE THAN **1M TRANSACTIONS PER WEEK.**
- **TOP 50** FINTECH INFLUENCER IN MENA
- BUILT **VENMO** BEFORE VENMO
- FOUNDED AND MANAGED **THE BPM FESTIVAL** FOR 17 YEARS

WE ARE PASSIONATE

- FOUNDER IS A **PART-TIME DJ** AND AN **F1 EXPERT WITH DEEP** UNDERSTANDING OF **FINTECH, MUSIC & SPORTS**
- CO-FOUNDER IS A **LEADER** IN THE **MUSIC FESTIVAL** INDUSTRY

WE ARE HUSTLERS

WE ARE FRUGAL

WE BUILT A **FULL ON BANKING PLATFORM** AND LAUNCHED IT WITH **LESS THAN $2M**

WE ARE WELL ADVISED

WE HAVE A **ROCKSTAR ADVISORY** BOARD THAT HAVE BUILT AND SOLD AMAZING COMPANIES WITH MORE **THAN $1B IN EXITS**

WE TALK TO OUR CUSTOMERS

- WE HAVE TALKED WITH MORE THAN **500 CUSTOMERS**
- EVERY TEAM MEMBER **FROM INTERN TO CEO** HAS

- **3 EXITS** BETWEEN CO-FOUNDERS.
- STARTUP **DNA**
- SUPER **RESILIENT** FOUNDERS

- A WEEKLY CUSTOMER SUPPORT SHIFT
- COLLECTED **VALUABLE INSIGHTS** ON OUR TARGET MARKET

WHY NOW?



EARLY MARKET ENTRANT

WE CAN OWN THE **LIFESTYLE BANKING** VERTICAL NOW



NO LICENSING REQUIREMENTS

STRUCTURED OUR VALUE PROPOSITION AS AN ADD-ON TO BANKS WITH **ZERO LICENSING REQUIREMENTS**



STRATEGIC PARTNERSHIP

SIGNED WITH **MASTERCARD A STRATEGIC PARTNERSHIP FOR 5 YEARS** TO UPGRADE OUR USERS' LIFESTYLE

We are PuraVida... Our mission is to spread happiness in the world through music... & financial services!



Video unavailable

Watch on YouTube



if you love life...
if you love music...
if you are passionate about our mission...

INVEST IN PURAVIDA!



For those who are having trouble streaming the main video you can find it here:


PuraVida... Subscribe to your passion
Copy link
with
financial
tools
AI-Powered
credit card
Morning Izzy,
USD 12550.50
Goals
8,712
and
Lifestyle rewards
that resonate with your passions...
500
Google for Startups
Y Startup School
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